# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DallasNews Corp, CIK 0001413898
CUSIP: 235050101
Title of class of securities: Series A Common Stock, $0.01 par value
Address of issuer's principal executive offices: P.O. Box 224866, Dallas, Texas (TX), 75222-4866
Date of event which requires filing of this statement: 09/19/2025
Filed by CIK 0001688152
Persons authorized to receive notices and communications: Guy Gilmore, MNG Enterprises, Inc., 5990 Washington Street, Denver, Colorado (CO), 80216, (303) 954-6450

## Reporting persons
- Strategic Investment Opportunities LLC (CIK 0001688150): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 470,000; sole dispositive power 0; shared dispositive power 470,000; aggregate amount beneficially owned 470,000 (9.9% of the class)
  Comment: The percentage of Series A Common Stock (as defined herein) reported as beneficially owned by the Reporting Person is based on 4,739,025 shares of Series A Common Stock outstanding as of August 14, 2025, as reported in the definitive proxy statement on Schedule 14A filed by the Issuer on August 15, 2025.
- MNG Enterprises, Inc. (CIK 0001688152): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 470,000; sole dispositive power 0; shared dispositive power 470,000; aggregate amount beneficially owned 470,000 (9.9% of the class)
  Comment: The percentage of Series A Common Stock reported as beneficially owned by the Reporting Person is based on 4,739,025 shares of Series A Common Stock outstanding as of August 14, 2025, as reported in the definitive proxy statement on Schedule 14A filed by the Issuer on August 15, 2025.
- MNG Investment Holdings LLC (CIK 0001688212): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 470,000; sole dispositive power 0; shared dispositive power 470,000; aggregate amount beneficially owned 470,000 (9.9% of the class)
  Comment: The percentage of Series A Common Stock reported as beneficially owned by the Reporting Person is based on 4,739,025 shares of Series A Common Stock outstanding as of August 14, 2025, as reported in the definitive proxy statement on Schedule 14A filed by the Issuer on August 15, 2025.
- Freeman Heath (CIK 0001693074): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 470,000; sole dispositive power 0; shared dispositive power 470,000; aggregate amount beneficially owned 470,000 (9.9% of the class)
  Comment: The percentage of Series A Common Stock reported as beneficially owned by the Reporting Person is based on 4,739,025 shares of Series A Common Stock outstanding as of August 14, 2025, as reported in the definitive proxy statement on Schedule 14A filed by the Issuer on August 15, 2025.
- Alden Global Capital LLC (CIK 0001616882): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 470,000; sole dispositive power 0; shared dispositive power 470,000; aggregate amount beneficially owned 470,000 (9.9% of the class)
  Comment: The percentage of Series A Common Stock reported as beneficially owned by the Reporting Person is based on 4,739,025 shares of Series A Common Stock outstanding as of August 14, 2025, as reported in the definitive proxy statement on Schedule 14A filed by the Issuer on August 15, 2025.

## Item 1. Security and Issuer
Title of class of securities: Series A Common Stock, $0.01 par value
Name of issuer: DallasNews Corp
Address of issuer's principal executive offices: P.O. Box 224866, Dallas, Texas (TX), 75222-4866
Comment: Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 5 to the Schedule 13D ("Amendment No. 5") amends certain items of the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on July 22, 2025 (the "Original Schedule 13D"), as amended and supplemented by Amendment No. 1 filed with the Commission on July 31, 2025, Amendment No. 2 filed with the Commission on August 11, 2025, Amendment No. 3 filed with the Commission on August 19, 2025, and Amendment No. 4 filed with the Commission on September 16, 2025 (collectively, the "Schedule 13D"), relating to the Series A Common Stock, par value $0.01 per share (the "Series A Common Stock"), of DallasNews Corporation (the "Issuer"). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On September 19, 2025, MNG delivered a letter to the Board (the "Merger Agreement Proposal Letter") informing the Board of its submission of a proposed merger agreement incorporating the terms of the Improved Proposal to acquire all of the issued and outstanding shares of the Issuer's Common Stock not already owned by MNG for $20.00 per share in cash.

The foregoing description of the Merger Agreement Proposal Letter is qualified in its entirety by reference to the full text of the Merger Agreement Proposal Letter, a copy of which is included as Exhibit 99.9 to this Schedule 13D and is incorporated by reference in its entirety.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit Description

Exhibit 99.9: Merger Agreement Proposal Letter, dated September 19, 2025

## Signatures
- Strategic Investment Opportunities LLC: /s/ Guy Gilmore, Guy Gilmore, Chief Operating Officer of MNG Enterprises, Inc., sole member of MNG Investment Holdings LLC, its managing member (09/19/2025)
- MNG Enterprises, Inc.: /s/ Guy Gilmore, Guy Gilmore, Chief Operating Officer (09/19/2025)
- MNG Investment Holdings LLC: /s/ Guy Gilmore, Guy Gilmore, Chief Operating Officer of MNG Enterprises, Inc., its sole member (09/19/2025)
- Freeman Heath: /s/ Heath Freeman, Heath Freeman (09/19/2025)
- Alden Global Capital LLC: /s/ Heath Freeman, Heath Freeman, President (09/19/2025)